PROSPECTUS SUPPLEMENT
(To prospectus dated February 17, 1998)

                                  $21,830,000
                         LEHMAN BROTHERS HOLDINGS INC.
                         Notes Due  February 24, 2007
              Performance Linked to a Basket of Five U.S. Stocks


General:
--   Senior unsecured debt                  The alternative redemption
     securities of Lehman Brothers          amount per $1,000 note is equal
     Holdings.                              to the level of the basket on
                                            the stated maturity date,
--   Basket: The common stocks of           multiplied by a conversion ratio
     five U.S. companies:                   determined by dividing $1,000 by
     Affymetrix Inc., Amgen Inc.,           124.09, which represents 124.09%
     Human Genome Sciences Inc.,            of the initial level of the
     Millennium Pharmaceuticals Inc.        basket of 100. You can perform
     and The Chase Manhattan                this calculation using the
     Corporation. These companies           following formula:
     are not involved in this
     offering and have no                    $1,000
     obligations with respect to the        _________
     notes.                                 124.09   x the level of the basket
--   Denominations: $100,000 and
     whole multiples of $1,000 in           As a result, you will only
     excess of $100,000.                    receive the alternative
                                            redemption amount if, on the
--   Stated maturity date: February         stated maturity date, the level
     24, 2007, subject to                   of the basket is greater than
     postponement if a market               124.09.
     disruption event occurs.
                                       --   After February 15, 2002, Lehman
Payments:                                   Brothers Holdings may redeem
                                            each $1,000 note at a price
--   Lehman Brothers Holdings will          equal to the amount that would
     pay you interest semi-annually         be payable to you at the stated
     at a rate equal to 0.25% per           maturity date, but calculated as
     year, beginning August 24,             of the redemption date.
     2000.
                                       --   After February 15, 2002, you may
--   On the stated maturity date,           require Lehman Brothers Holdings
     Lehman Brothers Holdings will          to repurchase each $1,000 note
     pay to you, per $1,000 note,           at a price equal to the
     the greater of:                        alternative redemption amount,
                                            plus accrued but unpaid
     (1)  $1,000, plus accrued but          interest.
          unpaid interest; and

     (2)  the alternative redemption
          amount, plus accrued but
          unpaid interest.

    Investing in the notes involves risks. Risk Factors begin on page S-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                                                                                   Per                 Total
                                                                                                   Note
             Public offering price . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       100%               $21,830,000
             Underwriting discount . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         0%                        $0
             Proceeds to Lehman Brothers Holdings  . . . . . . . . . . . . . . . . . . . . .       100%               $21,830,000

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about February 24, 2000.

Lehman Brothers Inc., a wholly-owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings' securities. It may act as principal or agent in, and this prospectus may be used in connection with, those transactions. Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

                                Lehman Brothers February 18, 2000

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. No one has been authorized to provide you with different information.
You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of the document. Securities are not being offered in any jurisdiction where the offer is not permitted.

                               TABLE OF CONTENTS
                                                                          Page

                             Prospectus Supplement

 SUMMARY INFORMATION--Q&A ................................................ S-3
 RISK FACTORS............................................................. S-6
 USE OF PROCEEDS AND HEDGING.............................................. S-11
 RATIO OF EARNINGS TO FIXED CHARGES....................................... S-11
 DESCRIPTION OF THE NOTES ................................................ S-12
 THE BASKET .............................................................. S-17
 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES  S-21 BOOK-ENTRY ISSUANCE . S-23
 UNDERWRITING ............................................................ S-25
 EXPERTS ................................................................. S-25


                                  Prospectus

 AVAILABLE INFORMATION ...................................................    2
 DOCUMENTS INCORPORATED BY REFERENCE .....................................    2
 THE COMPANY .............................................................    2
 USE OF PROCEEDS .........................................................    3
 RATIO OF EARNINGS TO FIXED CHARGES ......................................    3
 DESCRIPTION OF DEBT SECURITIES ..........................................    4
 DESCRIPTION OF WARRANTS .................................................   11
 GLOBAL SECURITIES .......................................................   17
 UNITED STATES TAXATION ..................................................   19
 CAPITAL REQUIREMENTS ....................................................   19
 PLAN OF DISTRIBUTION ....................................................   20
 ERISA MATTERS ...........................................................   21
 LEGAL OPINIONS ..........................................................   21
 INDEPENDENT ACCOUNTANTS .................................................   21

                           SUMMARY INFORMATION--Q&A



This summary highlights selected information from the prospectus supplement and accompanying prospectus to help you understand the notes. You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the "Risk Factors" section beginning on page S-5 to determine whether an investment in the notes is appropriate for you. For your convenience, there are references throughout this document to specific page numbers where more detailed information on some of the terms and concepts discussed can be found.

What are the notes?

The notes are a series of senior debt of Lehman Brothers Holdings whose value is tied to the performance of the five common stocks in the basket. The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings except subordinated debt, and will mature on February 24, 2007, unless postponed because a market disruption event occurs. See "Description of the Notes--Determination of alternative redemption amount" beginning on page S-10.

What is the basket?

The basket is made up of the common stocks of five U.S. companies: Affymetrix Inc., Amgen Inc., Human Genome Sciences Inc., Millennium Pharmaceuticals Inc. and The Chase Manhattan Corporation. See "The Basket" beginning on page S-14.

What payments will I receive on the notes?

Lehman Brothers Holdings will pay you interest semiannually at a rate of 0.25% per year, beginning August 24, 2000. You will also receive a payment at the redemption, the repurchase or the stated maturity of the notes.

What will I receive if I hold the notes until the stated maturity date?

Lehman Brothers Holdings has designed the notes for investors who want to protect their investment by receiving at least the principal amount of their investment on the stated maturity date and who also want to participate in a possible increase in the basket. On the stated maturity date, you will receive a payment per $1,000 note equal to the greater of:

--   $1,000, plus accrued but unpaid interest; and

-- the alternative redemption amount, plus accrued but unpaid interest.

As a result, if you hold the notes until the stated maturity date, you will not receive less than the principal amount.

How does the redemption feature work?

Lehman Brothers Holdings may redeem all or part of the notes on one or more occasions on or after February 15, 2002 at a redemption price per $1,000 note equal to the greater of:

--   $1,000, plus accrued but unpaid interest; and

-- the alternative redemption amount, plus accrued but unpaid interest.

As a result, if Lehman Brothers Holdings redeems your notes, you will not receive less than the principal amount.

Citibank, N.A., the trustee for the notes, will give you at least 30 days' notice of any redemption.

How can you require Lehman Brothers Holdings to repurchase your notes?

On or after February 15, 2002 you may instruct Lehman Brothers Holdings to repurchase all or part of your notes at a price per $1,000 note equal to the alternative redemption amount, plus accrued but unpaid interest, by giving Lehman Brothers Holdings notice on any business day at the corporate trust office of Citibank, N.A., the trustee for the notes. The repurchase date will be the third business day following the five business day period which begins on the business day after you have given notice, unless payment is postponed because a market disruption event occurs. See "Description of the Notes-- Determination of alternative redemption amount" beginning on page S-10.

If Lehman Brothers Holdings repurchases your notes, the amount you receive may be greater or less than $1,000 per $1,000 note.

How will the alternative redemption amount be calculated?

The alternative redemption amount per $1,000 note will be calculated by the following formula:

        $1,000
        _______
        124.09  x  the level of the basket

This formula accounts for the fact that the level of the basket, on the stated maturity date, must be greater than 124.09% of the initial level of the basket for you to receive any amount above $1,000 per $1,000 note and the portion of any increase that you will receive if the basket is greater than 124.09% of 100.

The level of the basket on the stated maturity date or upon redemption or repurchase will generally be based on the closing prices of the common stocks in the basket, on the third business day prior to the stated maturity date, the redemption date or the repurchase date, as the case may be. The level of the basket will also include any other equity securities or any cash included in the basket as a result of extraordinary corporate transactions as described below. See "Description of the Notes--Determination of alternative redemption amount" beginning on page S-10 for details.

Alternative redemption amount--examples

Here are two examples of hypothetical alternative redemption amount calculations:

Example 1: The level of the basket is 105.

Alternative redemption amount per $1,000 note =

     $1,000  x 105 = $846.16
     _______
     124.09

As a result, on the stated maturity date or upon redemption, you will receive $1,000, plus accrued but unpaid interest, per $1,000 note because $1,000 is greater than $846.16. If you require Lehman Brothers Holdings to repurchase your notes, you will only receive $846.16, plus accrued but unpaid interest, per $1,000 note.

Example 2: The level of the basket is 150.

Alternative redemption amount per $1,000 note =

     $1,000    x 150 = $1,208.80
     ________
     124.09

As a result, on the stated maturity date or upon redemption, you will receive $1,208.80, plus accrued but unpaid interest, per $1,000 note because $1,208.80 is greater than $1,000. If you require Lehman Brothers Holdings to repurchase your notes, you will also receive $1,208.80, plus accrued but unpaid interest, per $1,000 note.

How have the five common stocks in the basket performed historically?

Lehman Brothers Holdings has provided tables, beginning on page S-15, showing the performance from 1996 through February 18, 2000 of the five common stocks in the basket. Lehman Brothers Holdings has provided this historical information to help you evaluate the behavior of the common stocks in the basket so that you can make an informed decision with respect to an investment in the notes. You should realize, however, that past performance is not necessarily indicative of how the common stocks, the basket and the notes will perform in the future.

What changes will occur in the basket?

Changes will be made to the basket if the issuers whose common stocks comprise the basket engage in extraordinary transactions. For example, if an issuer is not the surviving entity in a merger, the issuer's common stock will be removed from the basket and the basket will then include equity securities of the successor entity or cash received in the merger plus accrued interest. Also as an example, if an issuer distributes equity securities of a subsidiary to shareholders, the subsidiary's equity securities will then be added to the basket. See "The Basket--Adjustments to the multipliers and the basket" beginning on page S-16.

How will I be able to find the level of the basket?

You may call Lehman Brothers Inc. at 212-526-0900 to obtain the level of the basket and the number of shares of each of the common stocks and other equity securities in the basket per $1,000 note.

Are there any risks associated with my investment?

Yes, the notes are subject to a number of risks. See "Risk Factors" beginning on page S-5.

What about taxes?

The notes will be subject to U.S. Treasury regulations that apply to contingent payment debt instruments. As a result, you will be subject to federal income tax on the accrual of original issue discount in respect of the notes. In addition, gain or loss on the sale, exchange or other disposition will generally be ordinary gain or loss. See "United States Federal Income Tax Consequences" beginning on page S-18.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings is one of the leading global investment banks, serving institutional, corporate, government and high net worth clients and customers. Lehman Brothers Holdings' worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in the United States, Europe, the Middle East, Latin America and the Asia Pacific region. See "Available Information," "Documents Incorporated By Reference" and "The Company" on pages 2 and 3 of the accompanying prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings, is the underwriter for the offering and sale of the notes. Lehman Brothers Inc. will also be the calculation agent for purposes of calculating the amount payable to you. Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See "Risk Factors--Potential conflicts of interest exist because Lehman Brothers Holdings controls Lehman Brothers Inc., which acts as the calculation agent" on page S-8 and "Description of the Notes--Calculation agent" beginning on page S-13.

After the initial offering, Lehman Brothers Inc. intends to buy and sell the notes to create a secondary market in the notes, and may stabilize or maintain the market price of the notes during the initial distribution of the notes. However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities, or to continue them once they are begun.

In what form will the notes be issued?

The notes will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. This means that you will not receive a certificate for your notes.

                                 RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference. As described in more detail below, the trading price of the notes may vary considerably prior to the maturity date due, among other things, to fluctuations in the price of the common stocks and other equity securities that make up the basket and other events that are difficult to predict and beyond Lehman Brothers Holdings' control.

You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in notes in light of your particular circumstances.

These notes are different from conventional debt securities of Lehman Brothers Holdings in several ways.

-- The yield may be lower than the yield on a conventional debt security of comparable maturity. The amount Lehman Brothers Holdings pays you on the stated maturity date may be less than the return you could earn on other investments. Because the amount you receive on the stated maturity date may be equal to or only slightly greater than $1,000 per $1,000 note, the effective yield to maturity on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Lehman Brothers Holdings. In addition, any return may not fully compensate you for any opportunity cost to you when you take into account inflation and other factors relating to the time value of money.

-- If the alternative redemption amount is less than $1,000 per $1,000 note, you will only receive the principal amount of the notes on the stated maturity date, plus accrued but unpaid interest. This may be true even if the level of the basket exceeds 100 at some time during the life of the notes because the basket must, on the stated maturity date, be greater than 124.09% of 100 before the alternative redemption amount becomes greater than $1,000 per $1,000 note.

-- The rate of interest paid on the notes is significantly less than interest paid on a conventional debt security. The interest rate on the notes is only 0.25% per year. However, because the notes will be classified as contingent payment debt instruments, they will be considered to be issued with original issue discount. As a result, you will be required to include the original issue discount in income during your ownership of the notes, subject to some adjustments. See "United States Federal Income Tax Consequences" beginning on page S-18.

Your return on the notes could be less than if you owned the common stocks.

-- You will not receive any appreciation unless the basket, on the stated maturity date, is greater than 124.09% of its initial level. Because you will not receive any appreciation unless the basket, on the stated maturity date, is greater than 124.09% of its initial level of 100, your return on the notes could be less than the return obtainable if you had owned the common stocks that make up the basket. Even if the level of the basket, on the stated maturity date, is greater than 124.09% of 100, you will realize only a portion of the excess of the level of the basket over 124.09%.

-- Your return will not reflect dividends on the common stocks or other equity securities in the basket. Your return on the notes will also not reflect the return you would realize if you actually owned the common stocks (or any other equity securities) in the basket and received the dividends paid on those securities. This is because the calculation agent will calculate the amount payable to you by reference to the prices of the common stocks (and any other equity securities) in the basket without taking into consideration the value of dividends paid on those securities.

Historical values of the five common stocks should not be taken as an indication of the future performance of the basket during the term of the notes.

The trading prices of the common stocks and other equity securities in the basket and any cash included in the basket will determine the level of the basket. As a result, it is impossible to predict how much the level of the basket will equal on the stated maturity date. Trading prices of the common stocks and other equity securities in the basket will be influenced by complex and interrelated political, economic, financial and other factors that can affect the markets in which those securities are traded and the values of those common stocks and other equity securities themselves.

The value of the notes will be affected by numerous factors, some of which are related in complex ways.

The value of the notes in the secondary market will be affected by supply and demand of the notes, the level of the basket at that time and a number of other factors, some of which are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The price at which you will be able to sell the notes prior to stated maturity may be at a discount, which could be substantial, from their principal amount, if, at that time, the level of the basket is less than, equal to, or not sufficiently above 124.09, which is 124.09% of the basket's initial level of 100. You will not participate in the basket's appreciation unless the level of the basket, on the stated maturity date, is greater than 124.09% of 100. A change in a specific factor could have the following impacts on the market value of the notes, assuming all other conditions remain constant.

-- Redemption feature. Lehman Brothers Holdings' ability to redeem the notes prior to the stated maturity date is likely to limit the secondary market price at which the notes will trade.

-- Value. Lehman Brothers Holdings expects that the market value of the notes will depend substantially on the amount, if any, by which the level of the basket at any given point in time exceeds 124.09% of its initial level of
     100. If you decide to sell your notes when the level of the basket exceeds the initial level, you may nonetheless receive substantially less than the amount that would be payable on the stated maturity date based on that basket level because of expectations that the basket will continue to fluctuate until the alternative redemption amount is determined. If you decide to sell your notes when the level of the basket is below 124.09% of its initial level of 100, you can expect to receive less than the principal amount of the note. Political, economic and other developments that affect the stocks in the basket may also affect the level of the basket and, thus, the value of the notes.

-- Interest rates. Because the notes repay at least their principal amount on the stated maturity date, the trading value of the notes will be affected by changes in interest rates. In general, if U.S. interest rates increase, the trading value of the notes may be adversely affected, and if U.S. interest rates decrease, the trading value of the notes may be favorably affected.

-- Volatility of the basket. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the basket increases or decreases, the trading value of the notes may be adversely affected.

-- Merger and acquisition transactions. Some of the common stocks or other equity securities in the basket may be affected by mergers and acquisitions, which can contribute to volatility of the basket. Additionally, as a result of a merger or acquisition, one or more common stocks or other equity securities in the basket may be replaced in the basket with a surviving or acquiring entity's securities. The surviving or acquiring entity's securities may not have the same characteristics as the common stock originally included in the basket.

-- Time remaining to maturity. The value of the notes may be affected by the time remaining to maturity. As the time remaining to the maturity of the notes decreases, this time value may decrease, adversely affecting the trading value of the notes.

-- Dividend yields. If dividend yields on the common stocks in the basket or other equity securities in the basket increase, the value of the notes may be adversely affected because the basket does not incorporate the value of those payments.

-- Lehman Brothers Holdings' credit ratings, financial condition and results. Actual or anticipated changes in Lehman Brothers Holdings' credit ratings, financial condition or results may affect the market value of the notes.

-- Economic conditions and earnings performance of those companies whose common stocks are in the basket. General economic conditions and earnings results of the companies whose common stocks and other equity securities make up the basket and real or anticipated changes in those conditions or results may affect the market value of the notes.

You should understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the trading value of the notes attributable to another factor, such as an increase in the level of the basket. In general, assuming all relevant factors are held constant, the effect on the trading value of the notes of a given change in most of the factors listed above will be less it if occurs later than if it occurs earlier in the term of the notes.

The common stocks in the basket are heavily weighted in the biotechnology industry.

You should consider the following risks related to an investment in the biotechnology industry:

     - Biotechnology company stock prices have been and will likely continue to be extremely volatile. The trading prices of the stock of biotechnology companies have been and are likely to be extremely volatile. Biotechnology companies' stock prices could be subject to wide fluctuations in response to a variety of factors, including:

        - announcements of technological innovations of new commercial products;

        - developments in patent or proprietary rights;

        - government regulatory initiatives;

        - public concern as to the safety or other implications of biotechnology products;

        - fluctuations in quarterly financial results; and

        - market conditions.

     - Biotechnology companies face uncertainty with respect to pricing and third party reimbursement. Biotechnology companies will continue to be affected by the efforts of governments and third party payors, such as government health organizations, private health insurers and health maintenance organizations, to contain or reduce health care costs. For example, in certain foreign markets pricing or profitability of biotechnology products and technologies is subject to control. In the United States, there has been, and there will likely to continue to be, a number of federal and state proposals to implement similar government control. Also, an increasing emphasis on managed health care in the United States will continue to put pressure on the pricing of the products and technologies of biotechnology companies. The announcement or adoption of such proposals could have a material adverse effect on the biotechnology companies' business and financial condition. Further, the sales of the products of many biotechnology companies are often dependent, in part, on the availability of reimbursement from third party payors. Third party payors are increasingly challenging the prices charged for health care products and technologies and denying or limiting coverage for new products. Even if a biotechnology company can bring a product or technology to market, there can be no assurance that these products or technologies will be considered cost-effective by third party payors and that sufficient reimbursement will be available to consumers to allow for the sale of the products and services on a profitable basis.

     - Protection of patent and proprietary rights of biotechnology companies is difficult and costly. The success of many biotechnology companies is highly dependent on a biotechnology company's ability to obtain patents on current and future products and technologies, to defend its existing patents and trade secrets and operate in a manner that does not infringe on the proprietary rights of other biotechnology companies. Patent disputes are frequent and can preclude the successful commercial introduction of products and technologies. As a result, there is significant litigation in the biotechnology industry regarding patent and other intellectual property rights. Litigation is costly and could subject a biotechnology company to significant liabilities to third parties. In addition, a biotechnology company could be forced to obtain costly third-party licenses or cease using the technology or product in dispute.

     - Biotechnology companies are subject to extensive government regulation. Products and technologies offered by biotechnology companies are subject to strict regulation by the Food and Drug Administration in the United States and similar agencies in other countries. Many of the products will require extensive pre-clinical testing, clinical trials, other testing, government review and final approval before any marketing of the product will be permitted. This procedure could take a number of years and involves the expenditure of substantial resources. The success of a biotechnology company's current or future products will depend, in part, upon obtaining and maintaining regulatory approval to market products and, once approved, complying with the continued review by regulatory agencies. The failure to obtain necessary government approvals, the restriction of existing approvals, loss of or changes to previously obtained approvals or the failure to comply with regulatory requirements could result in fines, unanticipated expenditures, product delays, non-approval or recall, interruption of production and even criminal prosecution.

     - Biotechnology companies must keep pace with rapid technological change to remain competitive. The biotechnology industry is highly competitive and is subject to rapid and significant technological change. Biotechnology companies will face continued competition as new products enter the market and advanced technologies become available. The success of a biotechnology company will depend on its ability to develop products and technologies that are at least as clinically effective or cost-effective as its competitors' products and technologies or that would render its competitors' products and technologies obsolete or uncompetitive.

     - Results of research and development of new products and technologies are unpredictable. Successful product or technology development in the biotechnology industry is very uncertain and only a small number of research and development programs will result in the marketing and sale of new product or technology. Many products and technologies that appear promising may fail to reach the market for many reasons, including results indicating lack of effectiveness or harmful side effects in clinical or pre-clinical testing, failure to receive necessary regulatory approvals, uneconomical manufacturing costs or competing proprietary rights. In addition, there is no certainty that any product or technology in development will achieve market acceptance from the medical community, third party payors or individual users.

     - Biotechnology companies may be exposed to extensive product liability costs. The testing, manufacturing, marketing and sale of many of the products and technologies developed by biotechnology companies inherently expose biotechnology companies to potential product liability risks. Many biotechnology companies obtain limited product liability insurance; further, there can be no assurance that a biotechnology company will be able to maintain its product liability insurance, that it will continue to be able to obtain adequate product liability insurance on reasonable terms or that any product liability insurance obtained will provide adequate coverage against potential liabilities.

     - Biotechnology companies face challenges gaining governmental and consumer acceptance of genetically altered products. Biotechnology companies may be involved in the development of genetically engineered agricultural and food products. The commercial success of these products will depend, in part, on governmental and public acceptance of their cultivation, distribution and consumption. Public attitudes may be influenced by the media and by opponents who claim that genetically engineered products are unsafe for consumption, pose unknown health risks, risks to the environment or to social or economic practices. Biotechnology companies may continue to have to expend significant resources to foster governmental and consumer acceptance of genetically engineered agricultural and food products, particularly in Europe where securing governmental approvals for, and achieving consumer confidence in, these products continues to pose numerous challenges. The success of any genetically engineered agricultural and food products may be delayed or impaired in certain geographical areas due to the existing or future regulatory, legislative or public acceptance issues.

     - Many biotechnology companies are dependent on key personnel for success. The success of many biotechnology companies is highly dependent on the experience, abilities and continued services of key executive officers and key scientific personnel. If these companies lose the services of any of these officers or key scientific personnel, their future success could be undermined. The success of many biotechnology companies also depends upon their ability to attract and retain other highly qualified scientific, managerial sales and manufacturing personnel and their ability to develop and maintain relationships with qualified clinical researchers. Competition for such personnel and relationships is intense and many of these companies compete with each other and with universities and non-profit research organizations. There is no certainty that any of these biotechnology companies will be able to continue to attract and retain qualified personnel or develop and maintain relationships with clinical researchers.

Lehman Brothers Holdings cannot control actions by the companies whose common stocks or other equity securities make up the basket.

Actions by any company whose common stock or other equity security is part of the basket may have an adverse effect on the price of its common stock or other equity security, the basket and the notes. In addition, these companies are not involved in the offering of the notes and have no obligations with respect to the notes, including any obligation to take Lehman Brothers Holdings' or your interests into consideration for any reason. These companies will not receive any of the proceeds of the offering of the notes made hereby and are not responsible for, and have not participated in, the determination of the timing of, prices for, or quantities of, the notes to be issued. These companies are not involved with the administration, marketing or trading of the notes and have no obligations with respect to the amount to be paid to you on the stated maturity date.

Potential conflicts of interest exist because Lehman Brothers Holdings controls Lehman Brothers Inc., which will act as the calculation agent.

Lehman Brothers Inc. will act as the calculation agent, which determines the amount you will receive on the notes, whether adjustments should be made to the multipliers and the basket and whether a market disruption event has occurred. As a result, potential conflicts of interest may exist between Lehman Brothers Inc. and you. See "Description of the Notes--Payment on the stated maturity date" on page S-10, "--Market disruption events" on page S-11 and "The Basket--Adjustments to the multipliers and the basket" beginning on page S-16.

Purchases and sales of the common stocks or other equity securities in the basket by Lehman Brothers Holdings and its affiliates could affect the prices of those common stocks or other equity securities or the level of the basket.

Lehman Brothers Holdings and its affiliates, including Lehman Brothers Inc., may from time to time buy or sell the common stocks or other equity securities comprising the basket or derivative instruments related to those common stocks or other equity securities for their own accounts in connection with their normal business practices or in connection with hedging of Lehman Brothers Holdings' obligations under the notes. These transactions could affect the prices of those common stocks or other equity securities or the level of the basket. See "Use of Proceeds and Hedging" on page S-9.

Tax consequences

For U.S. federal income tax purposes, the notes will be classified as contingent payment debt instruments. As a result, they will be considered to be issued with original issue discount, which you will be required to include in income during your ownership of the notes, subject to some adjustments. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the notes. See "United States Federal Income Tax Consequences" beginning on page S-18.

                          USE OF PROCEEDS AND HEDGING



An amount equal to approximately one-half of the proceeds to be received by Lehman Brothers Holdings from the sale of the notes has been or will be used by Lehman Brothers Holdings or one or more of its subsidiaries before and immediately following the initial offering of the notes to acquire common stocks that make up the basket. Lehman Brothers Holdings or one or more of its subsidiaries may also acquire listed or over-the-counter options contracts in, or other derivative or synthetic instruments related to, those common stocks to hedge Lehman Brothers Holdings' obligations under the notes. The balance of the proceeds will be used for general corporate purposes. See "Use of Proceeds" on page 3 of the accompanying prospectus.

From time to time after the initial offering and prior to the maturity of the notes, depending on market conditions, including the market price of the common stocks and any other equity securities that underlie the basket, Lehman
Brothers Holdings expects that it or one or more of its subsidiaries will increase or decrease their initial hedging positions using dynamic hedging techniques. Lehman Brothers Holdings or one or more of its subsidiaries may take long or short positions in those common stocks or other equity securities or in listed or over-the-counter options contracts or other derivative or synthetic instruments related to, those common stocks or other equity securities. In addition, Lehman Brothers Holdings or one or more of its subsidiaries may purchase or otherwise acquire a long or short position in notes from time to time and may, in their sole discretion, hold or resell those notes. Lehman Brothers Holdings or one or more of its subsidiaries may also take positions in other types of appropriate financial instruments that may become available in the future.

To the extent that Lehman Brothers Holdings or one or more of its subsidiaries has a long hedge position in the common stocks or other equity securities that make up the basket, or option contracts or other derivative or synthetic instruments related to those common stocks or other equity securities, Lehman Brothers Holdings or one or more of its subsidiaries may liquidate a portion of their holdings at or about the time of the maturity of the notes or at or about the time of a change in the common stocks and other equity securities that underlie the basket. Depending, among other things, on future market conditions, the aggregate amount and the composition of the positions are likely to vary over time. Profits or losses from any of those positions cannot be ascertained until the position is closed out and any offsetting position or positions are taken into account. Certain activity by Lehman Brothers Holdings or one or more of its subsidiaries described above can potentially increase or decrease the price of the common stocks or other equity securities that make up the basket and, accordingly, increase or decrease the level of the basket. Although Lehman Brothers Holdings has no reason to believe that any of those activities will have a material impact on the price of the common stocks or other equity securities that make up the basket, these activities could have such an effect.



                      RATIO OF EARNINGS TO FIXED CHARGES

   Eleven
   Months
    Ended                                                           Nine Months
  November 30                                                         Ended
  (      )                 Year Ended November 30,                   August 31,
    1994         1995          1996         1997        1998           1999

    1.03         1.03          1.06         1.07        1.07           1.11


In computing the ratios for Lehman Brothers Holdings above, "earnings" consist of earnings from continuing operations before income taxes and fixed charges; and "fixed charges" consist principally of interest expense and one-third of office rentals and one-fifth of equipment rentals, which are deemed to be representative of the interest factor.

                           DESCRIPTION OF THE NOTES

General

You will find information about the notes in two separate documents that progressively provide more detail:

--   the accompanying prospectus; and

--   this prospectus supplement.

Since the terms of the notes may differ from the general information Lehman Brothers Holdings has provided in the prospectus, in all cases you should rely on information in this prospectus supplement over different information in the prospectus. The notes are to be issued as a series of debt securities under the senior indenture, which is more fully described in the prospectus.
For a description of the rights attaching to different series of debt securities under the senior indenture, you should refer to the section "Description of Debt Securities" beginning on page 4 of the accompanying prospectus. The notes are "Senior Debt" as described in the accompanying prospectus. Citibank, N.A.
is trustee under the senior indenture.

Lehman Brothers Holdings may initially issue up to $21,830,000 aggregate principal amount of notes. The notes will be issued in denominations of $100,000 and whole multiples of $1,000 in excess thereof.

Interest

Lehman Brothers Holdings will pay interest semi-annually at a rate of 0.25% per year to the person in whose name the note is registered at the close of business on the 15th day of the month in which the interest payment is made. Lehman Brothers Holdings will pay interest on the notes on August 24 and February 24 of each year, beginning August 24, 2000. Interest on the notes will be calculated on the basis of a 360-day year of twelve 30-day months. Additionally, if and to the extent that the amount received at stated maturity or upon earlier redemption, repurchase or sale exceeds $1,000 per $1,000 note, this amount will be treated as a payment of interest rather than a capital gain under U.S. Treasury regulations.

Payment on the stated maturity date

The notes will mature on February 24, 2007 unless postponed because a market disruption event occurs; see "--Determination of alternative redemption amount" below. Unless your notes have been previously redeemed by Lehman Brothers Holdings or you instruct Lehman Brothers Holdings to repurchase the notes, you will be entitled to receive per $1,000 note, on the stated maturity date, the greater of:

--   $1,000, plus accrued but unpaid interest; and

-- the alternative redemption amount, as described below, plus accrued but unpaid interest.

If the alternative redemption amount per $1,000 note is less than or equal to $1,000 because the repayment of your principal amount is protected, you will be entitled to receive $1,000, plus accrued but unpaid interest, per $1,000 note on the stated maturity date.

Early redemption of the notes at the option of Lehman Brothers Holdings

On or after February 15, 2002, Lehman Brothers Holdings may redeem all or part of the notes on one or more occasions, at a redemption price per $1,000 note equal to the greater of:

--   $1,000, plus accrued but unpaid interest; and

--   the alternative redemption amount, plus accrued but unpaid interest.

If the alternative redemption amount per $1,000 note is less than or equal to $1,000, because the repayment of your principal amount is protected, you will be entitled to receive $1,000, plus accrued but unpaid interest per $1,000 note upon redemption.

Citibank, N.A., the trustee for the notes, will give you at least 30 days' notice of any redemption.

Your option to require Lehman Brothers Holdings to repurchase the notes prior to maturity

On or after February 15, 2002, you may instruct Lehman Brothers Holdings to repurchase all or part of your notes at a price per $1,000 note equal to the alternative redemption amount, plus accrued but unpaid interest, by giving Lehman Brothers Holdings notice on any business day at the corporate trust office of Citibank, N.A., the trustee for the notes. The repurchase date will be the third business day following the five business day period which begins on the business day after you have given notice that Lehman Brothers Holdings must repurchase your notes, unless payment is postponed because a market disruption event occurs. See "--Determination of alternative redemption amount" below.

If Lehman Brothers Holdings repurchases your notes, the amount you receive per $1,000 note may be greater or less than $1,000.

Your election to require Lehman Brothers Holdings to repurchase a note will be irrevocable. All questions as to the validity, eligibility, including time of receipt, and acceptance of any note for repurchase will be determined by Lehman Brothers Holdings, whose determination will be final and binding.

Determination of alternative redemption amount.

The alternative redemption amount per $1,000 note will be determined by the calculation agent by the following formula:

       $1,000
       ______
       124.09    x   the level of the basket

This formula accounts for the fact that the level of the basket, on the stated maturity date, must be greater than 124.09% of the initial level of the basket for you to receive any amount above the principal amount of $1,000 per $1,000 note and the portion of any increase you will receive if the basket is greater than 124.09% of 100.

The level of the basket on the stated maturity date or upon redemption or repurchase, as the case may be, will be determined by the calculation agent and will be based on the closing prices of the common stocks and/or other equity securities in the basket on the third business day prior to the stated maturity date, the redemption date or the repurchase date, as the case may be, and any cash included in the basket. However, if the calculation agent determines that one or more market disruption events have occurred on such day with respect to one or more common stocks or other equity securities in the basket, the calculation agent will determine the closing price of those affected stocks or securities on the next business day on which there is not a market disruption event for it. This situation will cause the payment you receive to be postponed until three business days after the date that the closing price of the affected common stock or other equity security is determined.

"Closing price" means the last reported sales price on the relevant exchange, trading system or market at 4:00 p.m., New York City time. If, however, any of the common stocks or other equity securities in the basket are listed or traded on a bulletin board at the time the alternative redemption amount is determined, then the "closing prices" of those common stocks or other equity securities will be determined using the average execution price that an affiliate of Lehman Brothers Holdings receives upon the sale of those common stocks or other equity securities used to hedge Lehman Brothers Holdings' obligations under the notes.

Market disruption events

A market disruption event with respect to a common stock or other equity security in the basket will occur on any day if the calculation agent determines that:

-- A suspension, absence or material limitation of trading in that common stock or other equity security has occurred on that day, in each case, for more than two hours of trading or during the one-half hour period preceding the close of trading on the primary organized U.S. exchange or trading system on which that security is traded or, in the case of a common stock or other equity security not listed or quoted in the United States, on the primary exchange, trading system or market for such security. Limitations on trading during significant market fluctuations imposed pursuant to New York Stock Exchange Rule 80B or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other exchange, trading system, or market, any other self regulatory organization or the SEC of similar scope or as a replacement for Rule 80B, may be considered material. For purposes of this prospectus supplement, "trading system" includes bulletin board services. Notwithstanding the first sentence of this paragraph, a market disruption event for a security traded on a bulletin board means a suspension, absence or material limitation of trading of that security for more than two hours or during the one hour period preceding 4:00 p.m., New York City time.

-- A suspension, absence or material limitation has occurred on that day, in each case, for more than two hours of trading or during the one-half hour period preceding the close of trading in options contracts related to that common stock or other equity security, whether by reason of movements in price exceeding levels permitted by an exchange, trading system or market on which those options contracts are traded or otherwise.

-- Information is unavailable on that date, through a recognized system of public dissemination of transaction information, for more than two hours of trading or during the one-half hour period preceding the close of trading, of accurate price, volume or related information in respect of that common stock or other equity security or in respect of options contracts related to that common stock or other equity security, in each case traded on any major U.S. exchange or trading system or, in the case of securities of a non-U.S. issuer, traded on the primary non-U.S. exchange, trading system or market.

For purposes of determining whether a market disruption event has occurred:

-- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange, trading system or market;

-- any suspension in trading in an option contract on common stock or other equity security in the basket by a major securities exchange, trading system or market by reason of:

     --   a price change violating limits set by such securities market,

     --   an imbalance of orders relating to those contracts, or

     --   a disparity in bid and ask quotes relating to those contracts,

     will constitute a market disruption event notwithstanding that the suspension or material limitation is less than two hours;

-- a suspension or material limitation on an exchange, trading system or in a market will include a suspension or material limitation of trading by one class of investors provided that the suspension continues for more than two hours of trading or during the last one-half hour period preceding the close of trading on the relevant exchange, trading system or market but will not include any time when the relevant exchange, trading system or market is closed for trading as part of that exchange's, trading system's or market's regularly scheduled business hours; and

--   "close of trading" means 4:00 P.M., New York City time.

Under certain circumstances, the duties of Lehman Brothers Inc. as the calculation agent in determining the existence of market disruption events could conflict with the interests of Lehman Brothers Inc. as an affiliate of the issuer of the notes.

Based on the information currently available to Lehman Brothers Holdings, on October 27, 1997, the New York Stock Exchange suspended all trading during the one-half hour period preceding the close of trading pursuant to New York Stock Exchange Rule 80B. On April 3, 1992, no trading took place on the Chicago Mercantile Exchange, as a flood that severely affected the operations of many of the CME's member institutions caused the CME to suspend trading for the entire day. On August 12, 1999, the Chicago Board of Trade suspended all trading after 2 p.m., New York City time, as a power failure in the Chicago downtown area caused the CBT to close an hour early. The same power failure also caused the Chicago Board Options Exchange to halt trading for a one-half hour period on August 12, 1999. On September 16, 1999, stormy weather from Hurricane Floyd led the New York Mercantile and Commodity Exchange and the New York Board of Trade to close early at noon and 1:00 p.m., respectively, New York City time. If any of these suspensions of trading occurs during the term of the notes, that event could constitute a market disruption event. The existence or non-existence of such circumstances, however, is not necessarily indicative of the likelihood of those circumstances arising or not arising in the future.

Hypothetical returns

The table on the following page illustrates, for a range of hypothetical ending levels of the basket three days prior to the stated maturity date:

--   the hypothetical level of the basket per $1,000 note;

--   the hypothetical alternative redemption amount per $1,000 note;

-- the percentage change from the principal amount to the hypothetical alternative redemption amount per $1,000 note;

--   the hypothetical total amount payable per $1,000 note;

--   the hypothetical total rate of return per $1,000 note without interest;

-- the hypothetical pre-tax annualized rate of return per $1,000 note without interest;

--   the hypothetical total rate of return per $1,000 note including interest;
     and

-- the hypothetical pre-tax annualized rate of return per $1,000 note including interest.



                                                               TOTAL
                                               PERCENTAGE      AMOUNT                    ANNUALIZED
             HYPOTHETICAL     HYPOTHETICAL     CHANGE OF     PAYABLE AT                  PRE-TAX
               ENDING         ALTERNATIVE     ALTERNATIVE      STATED    TOTAL RATE OF   RATE OF                      ANNUALIZED
            LEVEL OF THE       REDEMPTION      AMOUNT OVER    MATURITY    RETURN PER     RETURN      TOTAL RATE OF    PRE-TAX RATE
              BASKET          AMOUNT PER      THE PRINCIPAL     PER       $1,000 NOTE    PER $1,000    RETURN PER    OF RETURN PER
            PER $1,000       $1,000 NOTE       AMOUNT PER      $1,000       WITHOUT    NOTE WITHOUT   $1,000 NOTE     $1,000 NOTE
                                              $1,000 NOTE       NOTE        INTEREST     INTEREST    WITH INTEREST    WITH INTEREST
                 NOTE

                 50           $   402.93        -59.71%   $  1,000.00       0.00%         0.00%         1.75%           0.25%
                 75           $   604.40        -39.56%   $  1,000.00       0.00%         0.00%         1.75%           0.25%
                100           $   805.87        -19.41%   $  1,000.00       0.00%         0.00%         1.75%           0.25%
                124.09        $ 1,000.00          0.00%   $  1,000.00       0.00%         0.00%         1.75%           0.25%
                150           $ 1,208.80         20.88%   $  1,208.80      20.88%         2.75%        22.63%           2.96%
                200           $ 1,611.73         61.17%   $  1,611.73      61.17%         7.06%        62.92%           7.22%
                300           $ 2,417.60        141.76%   $  2,417.60     141.76%        13.44%       143.51%          13.56%
                500           $ 4,029.33        302.93%   $  4,029.33     302.93%        22.03%       304.68%          22.10%
               1000           $ 8,058.67        705.87%   $  8,058.67     705.87%        34.73%       707.62%          34.77%
               2000           $16,117.33       1511.73%   $ 16,117.33    1511.73%        48.75%      1513.48%          48.78%


The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rate of return will depend entirely on the actual level of the basket and the alternative redemption amount determined by the calculation agent. In particular, the actual level of the basket could be lower or higher than those reflected in the table.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount will be greater than $1,000 per $1,000 note or the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

Calculation agent

Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings, will act as calculation agent for the notes.

The calculation agent will determine the amount you receive at the stated maturity of the notes or upon Their earlier redemption or repurchase by Lehman Brothers Holdings. In each case the calculation agent will determine the alternative redemption amount and, in the case of the stated maturity or redemption of the notes, whether you will receive the alternative redemption amount or $1,000 per $1,000 note, plus accrued and unpaid interest.

In addition, the calculation agent will determine:

     -- if adjustments are required to the multipliers or the basket under various circumstances; see "The Basket--Adjustments to the multipliers and the basket" beginning on page S-16; and

     -- whether a market disruption event has occurred; see "Description of the Notes--Market disruption events" on page S-11.

     -- for a common stock or other equity security that is listed or quoted on a bulletin board service, the value of that common stock or other equity security using the average execution price that an affiliate of Lehman Brothers Holdings receives upon a sale of that common stock or other equity security used to hedge Lehman Brothers Holdings' obligations under the notes.

     -- for any foreign currency or foreign common stock or other equity security received if an event occurs as described in "The Basket -- Adjustments to multipliers and the basket" beginning on page S-16, the applicable foreign exchange conversion rate using the appropriate official W.M. Reuters spot closing rate at 11:00 a.m., New York City time, if available, to convert non-U.S. traded securities prices or non-U.S. dollar denominated cash from the respective country's currency to U.S. dollars. If there are several quotes at that time, the first quoted rate in that minute will be used. In the event there is no such exchange rate for a country's currency at 11:00 a.m., New York City time, securities will be valued at the last available dollar cross-rate quote before 11:00 a.m., New York City time.

     -- for an equity security that is not traded or listed on an exchange, trading system or market or a non-equity security or other property (other than cash), if an event occurs as described in "The Basket Adjustments to the multipliers and the basket" beginning on page S-16, as soon as reasonably practicable after the date the property or security is received, the fair market value of that property or security based on the average execution price that an affiliate of Lehman Brothers Holdings receives upon a sale of that property or security used to hedge Lehman Brothers Holdings' obligations under the notes.

          All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, in the absence of manifest error, will be conclusive for all purposes and binding on Lehman Brothers Holdings and you. The calculation agent will have no liability for its determinations.

          Events of default and acceleration.

          If an event of default with respect to any notes has occurred and is continuing, the amount payable to you upon any acceleration permitted under the senior indenture will be equal to, per $1,000 note, the greater of $1,000 or the alternative redemption amount, in each case plus accrued but unpaid interest, calculated as though the date of acceleration was the stated maturity date. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claims of the holder of a note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, as though the commencement of the proceeding was the stated maturity.

                                  THE BASKET

The five common stocks comprising the basket

The five common stocks in the basket, their industry group, their principal trading market, their stock symbol, their approximate market value, the initial multiplier for each common stock and the percentage of the initial basket that each common stock comprises are as follows:


                                                                              Market
                                                Principal              Capitalization as of                Percentage
     Issuer of the                               Trading      Stock      February 18, 2000     Initial     of Initial
      common stock          Industry group       Market      Symbol        (in millions)      Multiplier     Basket

Affymetrix Inc.           Biotechnology          Nasdaq       AFFX            $ 7,283          0.06999        20%

Amgen Inc.                Biotechnology          Nasdaq       AMGN            $72,847          0.27511        20%

Human Genome Sciences     Biotechnology          Nasdaq       HGSI           $  9,265          0.09604        20%
Inc.

Millennium                Biotechnology          Nasdaq       MLNM            $12,124          0.06969        20%
Pharmaceuticals Inc.

The Chase Manhattan       Financial               NYSE         CMB            $61,652          0.25998        20%
Corporation


Lehman Brothers Holdings has obtained the following information from the respective companies' reports filed with the SEC:

Affymetrix Inc. develops and manufactures DNA chip technology. Its GeneChip system acquires, analyzes, and manages genetic information in order to improve the diagnosis, monitoring, and treatment of disease. Affymetrix's products consist of DNA probe arrays containing gene sequences on a chip, a scanner to process the probe arrays, and software to analyze the information.

Amgen Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. It focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates in the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

Human Genome Sciences Inc. researches and develops proprietary pharmaceutical and diagnostic products. Its products predict, prevent, detect, treat and cure disease based on the discovery of human and microbial genes.

Millennium Pharmaceuticals Inc. is a drug discovery and development company.
It incorporates large-scale genetics, genomics, high throughput screening, and informatics in an integrated life science and technology platform. The platform is applied in discovering and developing proprietary therapeutic and diagnostic human healthcare products and services.

The Chase Manhattan Corporation is a bank holding company that conducts domestic and international financial services through various bank and non-bank subsidiaries. The Company provides corporate finance, wholesale banking, and investment services, as well as emphasizes originations, underwriting, distribution, risk management products, and private banking.

Historical information about the stocks in the basket

The following table sets forth the high and low prices for each of the common stocks in the basket during 1996, 1997, 1998, 1999 and during 2000 (through February 18, 2000), and the closing price on 1996, 1997, 1998 and 1999 and on February 18, 2000. We obtained the prices listed below from the Bloomberg (Registered Trademark) service and we believe such information to be accurate.

All values in the table are set forth in U.S. dollars. These prices are not indications of future performance. There is no assurance that the prices of these common stocks will increase enough so that the alternative redemption amount will be greater than $1,000. The historical prices below have been adjusted to reflect certain corporate events that affect their prices, including scrips issues, rights issues, stock splits, reverse stock splits, stock dividends, spin-offs and extraordinary dividends.

                                  High Price     Low Price      Closing Price
                                 During Period  During Period   at Period End

Affymetrix Inc.

             1996<F1>  . . . . .  $ 22.250      $11.250       $20.186
             1997 . . . . . . . .   46.750       20.125        31.125
             1998 . . . . . . . .   35.125       16.500        24.375
             1999 . . . . . . . .  184.750       24.875       169.688
             2000(through
             February 18, 2000) .  289.875      146.000       281.000

Amgen Inc.

             1996 . . . . . . . .  $16.375      $12.875       $13.594
             1997 . . . . . . . .   17.094       11.484        13.531
             1998 . . . . . . . .   26.219       11.781        26.141
             1999 . . . . . . . .   64.875       26.156        60.063
             2000  (through
             February 18, 2000) .   74.688       58.125        71.313

Human Genome Sciences Inc.

             1996 . . . . . . . .  $22.625      $12.625       $20.375
             1997 . . . . . . . .   24.000       15.250        19.875
             1998 . . . . . . . .   22.563       11.656        17.781
             1999 . . . . . . . .   79.781       14.813        76.313
             2000  (through
             February 18, 2000) .  217.563       69.125       200.250

Millennium Pharmaceuticals Inc.

             1996<F2>  . . . . .   $24.000      $11.250      $17.375
             1997 . . . . . . . .   21.500       12.500        19.000
             1998 . . . . . . . .   25.875       10.563        25.875
             1999 . . . . . . . .  141.688       25.438       122.000
             2000  (through
             February 18, 2000) .  314.563      116.469       273.125

The Chase Manhattan Corporation

             1996 . . . . . . . .  $47.688      $27.063      $ 44.688
             1997 . . . . . . . .   63.188       42.688        54.750
             1998 . . . . . . . .   77.000       40.250        71.000
             1999 . . . . . . . .   88.938       66.500        77.688
             2000  (through
             February 18, 2000) .   85.063       69.813        74.750

[FN]
1 The initial public offering of Affymetrix Inc.'s common stock took place on June 6, 1996.

2 The initial public offering of Millennium Pharmaceuticals Inc.'s common stock took place on May 7, 1996.

Calculation of the basket

The basket will represent a weighted portfolio of the five common stocks in the basket. The level of the basket will increase or decrease by the performance of the common stocks and other equity securities that make up the basket from time to time. The level of the basket will also include any cash in the basket.

The basket will be monitored daily for various types of corporate actions that may require an adjustment to the basket. See "--Adjustments to the multipliers and the basket" beginning on page S-16.

Lehman Brothers Holdings or its affiliates, including Lehman Brothers Inc., may from time to time engage in business with one or more of the issuers of the common stocks or other equity securities in the basket or, in the case of American Depositary Receipts, the underlying foreign shares, or with persons seeking to acquire these issuers. The services provided may include advisory services to the issuers or other persons, including merger and acquisition advisory services. In the course of its business, Lehman Brothers Holdings or its affiliates, including Lehman Brothers Inc., may acquire non-public information with respect to these issuers. In addition, one or more affiliates of Lehman Brothers Holdings may publish research reports with respect to these issuers. The actions may directly adversely affect the market prices of the common stock or other equity securities in the basket.

Notice of level of the basket

You may also call Lehman Brothers Inc. at 212-526-0900 to obtain the level of the basket and the number of shares of each of the common stocks and other equity securities in the basket per $1,000 note.

The multipliers for the common stocks that comprise the basket

The initial multiplier for each common stock in the basket will be the number of shares, or fraction of a share, of each common stock required to be included in the calculation of the basket so that each common stock represents approximately 20% of the basket on a U.S. dollar weighted basis. The price used to determine the multiplier for each common stock was determined based on the average execution price for each common stock that an affiliate of Lehman Brothers Holdings paid to hedge Lehman Brothers Holdings' obligations under the notes during trading hours in New York City on February 17 and February 18, 2000. The multipliers for each security will remain constant unless adjusted for the extraordinary corporate events described below. Each multiplier will be rounded at the calculation agent's discretion. The initial multipliers for each common stock in the basket are set forth in the table on page S-14.

Adjustments to the multipliers and the basket

Adjustments to a multiplier and the basket will be made in the circumstances described below. For purposes of these adjustments, except as noted below, ADRs are treated like common stock if a comparable adjustment to the foreign shares underlying the ADRs is made pursuant to the terms of the depositary arrangement for the ADRs or if holders of ADRs are entitled to receive property in respect of the underlying foreign share.

-- If a common stock is subject to a stock split or reverse stock split, then once the split has become effective, the multiplier relating to that common stock will be adjusted. The multiplier will be adjusted to equal the product of the number of shares outstanding after the split with respect to each share immediately prior to effectiveness of the split and the prior multiplier.

-- If a common stock is subject to an extraordinary stock dividend or extraordinary stock distribution that is given equally to all holders of shares, then once the common stock is trading ex-dividend, the multiplier will be increased by the product of the number of shares issued with respect to one share and the prior multiplier.

-- If the issuer of a common stock, or if a common stock is an ADR, the foreign issuer of the underlying foreign share, is being liquidated or dissolved or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, the common stock will continue to be included in the basket so long as the primary exchange, trading system or market is reporting a market price for the common stock. If a market price, including a price on a bulletin board service, is no longer available for a common stock in the basket, then the value of that common stock will equal zero for so long as no market price is available, and no attempt will be made to find a replacement stock or increase the level of the basket to compensate for the deletion of the common stock.

-- If the issuer of a common stock, or if a common stock is an ADR, the foreign issuer of the underlying foreign share, has been subject to a merger or consolidation and is not the surviving entity and holders of the common stock are entitled to receive cash, securities, other property or a combination thereof in exchange for the common stock, then the following will be included in the basket:

     -- To the extent cash is received, the basket will include the amount of the cash consideration at the time holders are entitled to receive the cash consideration, plus accrued interest. Interest will accrue beginning the first London business day after the day that holders receive the cash consideration until the stated maturity date. Interest will accrue at a rate equal to LIBOR with a term corresponding to the interest accrual period stated in the preceding sentence.

     -- To the extent that equity securities that are traded or listed on an exchange, trading system or market are received, once the exchange for the new securities has become effective, the former common stock will be removed from the basket and the new securities will be added to the basket. The multiplier for the new securities will equal the product of the last value of the multiplier of the original underlying common stock and the number of securities of the new security exchanged with respect to one share of the original common stock.

     -- To the extent that equity securities that are not traded or listed on an exchange, trading system or market or non-equity securities or other property (other than cash) is received, the calculation agent will determine the fair market value of the securities or other property received and the basket will include an amount of cash equal to the product of the multiplier and the fair market value. The basket will also include accrued interest on that amount. Interest will accrue beginning the first London business day after the day that an affiliate of Lehman Brothers Holdings sells the securities or other property used to hedge Lehman Brothers Holdings' obligations under the notes until the stated maturity date. Interest will accrue at a rate equal to LIBOR with a term corresponding to the interest accrual period stated in the preceding sentence.

-- If all of the common stock of an issuer in the basket are converted into or exchanged for the same or a different number of shares of any class or classes of common stock other than that common stock in the basket or those underlying foreign shares, whether by capital reorganization, recapitalization or reclassification, then, once the conversion has become effective, the former common stock will be removed from the basket and the new common stock will be added to the basket. The multiplier for each new common stock added to the basket will equal the product of the last value of the multiplier of the original common stock and the number of shares of the new common stock issued with respect to one share of the original common stock.

-- If the issuer of a common stock in the basket, or if a common stock is an ADR, the issuer of the underlying foreign share, issues to all of its shareholders common stock or another equity security that is traded or listed on an exchange, trading system or market of an issuer other than itself, then the new common stock or other equity security will be added to the basket. The multiplier for the new common stock or other equity security will equal the product of the last value of the multiplier with respect to the original common stock and the number of shares of the new common stock or other equity security issued with respect to one share of the original common stock.

-- If an ADR is no longer listed or admitted to trading on a United States securities exchange registered under the Securities Exchange Act or is no longer a security quoted on The Nasdaq Stock Market, Inc., then the foreign share underlying the ADR will be deemed to be a new underlying common stock. The initial multiplier for that new common stock will equal the last value of the multiplier for the ADR multiplied by the number of underlying foreign shares represented by a single ADR.

-- If a common stock in the basket is subject to an extraordinary dividend or an extraordinary distribution (including upon liquidation or dissolution) of cash, equity securities that are not traded or listed on an exchange, trading system or market, non-equity securities or other property of any kind which is received equally by all holders of its common stock, then the basket will include the following:

     -- To the extent cash is entitled to be received, the basket will include on each day after the time that the common stock trades ex-dividend until the date the cash consideration is entitled to be received, the present value of the cash to be received, discounted at a rate equal to LIBOR, with a term beginning that day and ending on the date that the cash is entitled to be received. When the cash consideration is received, the basket will include the amount of the cash consideration, plus accrued interest. Interest will accrue beginning the first London business day after the day that holders receive the cash consideration until the stated maturity date. Interest will accrue at a rate equal to LIBOR with a term corresponding to the interest accrual period stated in the preceding sentence.

     -- To the extent that equity securities that are not traded or listed on an exchange, trading system or market or non-equity securities or other property (other than cash) are received, the calculation agent will determine the fair market value of the securities or other property received and the basket will include an amount of cash equal to the product of the multiplier and the fair market value. The basket will also include accrued interest on that amount. Interest will accrue beginning the first London business day after the day that an affiliate of Lehman Brothers Holdings sells the securities or other property used to hedge Lehman Brothers Holdings' obligations under the notes until the stated maturity date. Interest will accrue at a rate equal to LIBOR with a term corresponding to the interest accrual period stated in the preceding sentence.

-- If similar corporate events occur with respect to the issuer of an equity security other than common stock that is included in the basket, adjustments similar to the above will be made for that equity security.

The payment of an ordinary cash dividend from current income or retained earnings will not result in an adjustment to the multiplier or entitle you to any cash payments.

No adjustments of any multiplier of a common stock will be required unless the adjustment would require a change of at least .1% (.001) in the multiplier then in effect. The multiplier resulting from any of the adjustments specified above will be rounded at the calculation agent's discretion.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of notes as of the date of this prospectus supplement. Except where noted, this summary deals only with a note held as a capital asset by a United States holder who purchases the note at its initial offering price in the initial offering, and does not deal with special situations. For example, this summary does not address:

-- tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or life insurance companies;

-- tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

--   tax consequences to non-United States holders;

-- tax consequences to holders of notes whose "functional currency" is not the U.S. dollar;

--   alternative minimum tax consequences, if any; or

--   any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this prospectus supplement. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the federal income tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

United States Holders

The following discussion is a summary of certain United States federal tax consequences that will apply to you if you are a United States holder of notes.

For purposes of this discussion a United States holder is the beneficial owner of a note that is:

--   a citizen or resident of the United States;

-- a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

-- an estate the income of which is subject to United States federal income taxation regardless of its source; or

-- a trust (x) that is subject to the supervision of a court within the United States and the control of one or more United States persons as defined in Section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Accrual of interest

The Treasury regulations that apply to contingent payment debt obligations will apply to the notes. All payments on the notes will be taken into account under these Treasury regulations. As discussed more fully below, the effect of these Treasury regulations will be to:

-- require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the notes;

-- result in the accrual of original issue discount by you in excess of stated interest payments actually received by you; and

-- generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, repurchase or redemption of the notes.

Under the contingent payment debt rules, you will be required to accrue original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the notes. In order to determine your income, these rules require Lehman Brothers Holdings to determine, as of the issue date, the comparable yield for the notes. The comparable yield of the notes will generally be the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the notes.

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers Holdings has determined that the comparable yield is an annual rate of 8.15% compounded semi-annually. Based on Lehman Brothers Holdings' determination of the comparable yield, the projected payment schedule per $1,000 note is $1.25 semi-annually and $1,726.26 due on the stated maturity date (which includes the final interest payment).

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your interest accruals and adjustments thereof in respect of the notes and do not constitute a representation regarding the actual amounts of the payments on a note.

The amount of original issue discount on a note for each accrual period is determined by multiplying the comparable yield of the note, adjusted for the length of the accrual period, by the note's adjusted issue price at the beginning of the accrual period, determined in accordance with the rules set forth in the contingent payment debt rules. The amount of original issue discount so determined is then allocated on a ratable basis to each day in the accrual period that you held the note. Lehman Brothers Holdings is required to provide information returns stating the amount of original issue discount accrued on notes held of record by persons other than corporations and other exempt owners.

If the actual contingent payment made on the notes on the stated maturity date differs from the projected contingent payment, an adjustment will be made for the difference. A positive adjustment, for the amount by which an actual contingent payment exceeds a projected contingent payment, will be treated as additional interest income. A negative adjustment will:

-- first, reduce the amount of original issue discount required to be accrued in the current year; and

-- second, any negative adjustment that exceeds the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the note.

You are generally bound by the above comparable yield and projected payment schedule. However, if you believe that Lehman Brothers Holdings' projected payment schedule is unreasonable, you may set your own projected payment schedule so long as you explicitly disclose the use of that schedule and the reason for its use. Unless otherwise prescribed by the Commissioner of the Internal Revenue Service, this disclosure must be made in a statement attached to your timely filed federal income tax return for the taxable year in which a note is acquired.

Sale, exchange or other disposition of notes

Gain on the sale, exchange, repurchase or redemption of a note generally will be treated as ordinary income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the note. Any loss in excess of this amount will be treated as capital loss.

Special rules apply in determining the tax basis of a note.  Your basis in a note is generally increased by original issue discount you previously accrued on the note and reduced by the projected amount of any payments previously scheduled to be made.

Non-United States Holders

The following discussion is a summary of certain United States federal tax consequences that will apply to you if you are a non-United States holder of notes.

United States federal withholding tax.

The 30% United States federal withholding tax will not apply to any payment, including original issue discount, with respect to a note provided that:

-- you do not actually, or constructively, own 10% or more of the total combined voting power of all classes of Lehman Brothers Holdings' voting stock within the meaning of the Code and the Treasury regulations;

-- you are not a controlled foreign corporation that is related to Lehman Brothers Holdings through stock ownership;

--   you are not a bank whose receipt of interest on a note is described in
     Section 881(c)(3)(A) of the Code; and

-- either (a) you provide your name and address on an IRS Form W-8 (or successor form), and certify, under penalty of perjury, that you are not a United States holder or (b) a financial institution holding a note on your behalf certifies, under penalty of perjury, that it has received an IRS Form W-8 (or successor form) from the beneficial owner and provides Lehman Brothers Holdings with a copy.

If you cannot satisfy the requirements described above, payments of principal and interest, including original issue discount, made to you will be subject to the 30% United States federal withholding tax, unless you provide Lehman Brothers Holdings with a properly executed (1) IRS Form 1001 (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of an applicable tax treaty or (2) IRS Form 4224 (or successor form) stating that interest paid on a note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

Except as discussed below, the 30% United States federal withholding tax will not apply to any gain or income that you realize on the sale, exchange, or other disposition of a note.

United States federal income tax.

If you are engaged in a trade or business in the United States and interest, including original issue discount, on the notes is effectively connected with the conduct of that trade or business, although exempt from the 30% withholding tax, you will be subject to United States federal income tax on that interest on a net income basis in the same manner as if you were a United States holder.
In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or lower applicable treaty rate, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on the notes will be included in earnings and profits.

United States federal estate tax.

Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of Lehman Brothers Holdings' voting stock, within the meaning of the Code and the Treasury regulations, and

(2) interest on that note would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Information reporting and backup withholding

If you are a United States holder of notes, information reporting requirements will generally apply to all payments of interest, including original issue discount, and principal on a note and to the proceeds from the sale of a note made to you, unless you are an exempt recipient such as a corporation. A 31% backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number, a certification of exempt status, or if you fail to report in full interest income.

If you are a non-United States holder of notes, you will not be required to pay backup withholding and provide information reporting regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge that you are a United States holder and Lehman Brothers Holdings has received from you the statement described above under "Non-United States Holders -- United States federal withholding tax." In addition, you will not be required to pay backup withholding and provide information reporting regarding the proceeds of the sale of a note within the United States or conducted through certain United States-related financial intermediaries if the payor receives the statement described above and does not have actual knowledge that you are a United States holder, or you otherwise establish an exemption.

Treasury regulations were recently issued that generally modify the information reporting and backup withholding rules applicable to certain payments made after December 31, 2000. In general, the new Treasury regulations would not significantly alter the present rules discussed above, except in certain special situations.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.


                              BOOK-ENTRY ISSUANCE

The notes will be represented by one or more global securities that will be deposited with and registered in the name of DTC or its nominee. This means that Lehman Brothers Holdings will not issue certificates to you for the notes. Each global security will be issued to DTC which will keep a computerized record of its participants (for example, a broker) whose clients have purchased the notes. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees and their successors may transfer a global security as a whole to one another.

Beneficial interests in a global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant.

When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the notes on DTC's records. Since you actually own the notes, you are the beneficial owner. Your ownership interest will only be recorded on the direct or indirect participants' records. DTC has no knowledge of your individual ownership of the notes. DTC's records only show the identity of the direct participants and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers like you.

The trustee for the notes will wire payments on the notes to DTC's nominee. Lehman Brothers Holdings and the trustee will treat DTC's nominee as the owner of each global security for all purposes. Accordingly, Lehman Brothers Holdings, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global security to you or any other beneficial owners in the global security. Any redemption notices will be sent by Lehman brothers Holdings directly to DTC, who will in turn inform the direct participants or the indirect participants, who will then contact you as a beneficial holder. If less than all of the notes are being redeemed, DTC will proportionally allot the amount of the interest of each direct participant to be redeemed.

It is DTC's current practice, upon receipt of any payment of interest, distributions or liquidation amount, to proportionally credit direct participants' accounts on the payment date based on their holdings. In addition, it is DTC's current practice to pass through any consenting or voting rights to the participants by using an omnibus proxy. Those participants in turn will make payments to and solicit votes from you, the ultimate owner of notes based on customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or Lehman Brothers Holdings.

Notes represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

-- DTC is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under applicable law and a successor is not appointed by Lehman Brothers Holdings within 90 days; or

     Lehman Brothers Holdings decides to discontinue use of the book-entry system.

If the global security is exchanged for certified securities, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures.

DTC has provided Lehman Brothers Holdings with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the SEC.

Cedelbank and Euroclear

Links have been established among DTC, Cedelbank and Euroclear (two European book-entry depositories similar to DTC), to facilitate the initial issuance of the notes and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Cedelbank and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform those procedures and those procedures may be modified or discontinued at any time.

Cedelbank and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the aggregate ownership of each U.S. agent of Cedelbank and Euroclear, as participants in DTC.

When notes are to be transferred from the account of a DTC participant to the account of a Cedelbank participant or a Euroclear participant, the purchaser must send instructions to Cedelbank or Euroclear through a participant at least one business day prior to settlement. Cedelbank or Euroclear, as the case may be, will instruct its U.S. agent to receive the notes against payment. After settlement, Cedelbank or Euroclear will credit its participant's account. Credit for the notes will appear on the next day, European time.

Because the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Cedelbank or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Cedelbank or Euroclear participant wishes to transfer notes to a DTC participant, the seller must send instructions to Cedelbank or Euroclear through a participant at least one business day prior to settlement. In these cases, Cedelbank or Euroclear will instruct its U.S. agent to transfer notes against payment. The payment will then be reflected in the account of the Cedelbank or Euroclear participant the following day, with the proceeds back-valued to the value date; which day would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade falls), proceeds credited to the Cedelbank or Euroclear participant's account would instead be valued as of the actual settlement date.

                                 UNDERWRITING


Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc., the underwriters, all of the notes.

The underwriter has advised Lehman Brothers Holdings that it proposes to initially offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial public offering of the notes is completed, the public offering price may be changed.

In connection with the offering, the rules of the SEC permit the underwriter to engage in various transactions that stabilize the price of the notes.
These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriter creates a short position in the notes in connection with the offering (that is, if it sells a larger number of the notes than is set forth on the cover page of this prospectus supplement), the underwriter may reduce that short position by purchasing notes in the open market.

In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. Neither Lehman Brothers Holdings nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither Lehman Brothers Holdings nor the underwriter makes any representation that the underwriter will in fact engage in transactions described in this paragraph, or that those transactions, once begun, will not be discontinued without notice.

Lehman Brothers Holdings will pay certain expenses, expected to be approximately $25,000, associated with the offer and sale of the notes.

The underwriter may not confirm sales to any account over which it exercises discretionary authority without the prior written approval of the customer.

Lehman Brothers Holdings has agreed to indemnify the underwriter against some liabilities, including liabilities under the Securities Act of 1933.

The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the NASD regarding an NASD member firm underwriting securities of its affiliate.


                                    EXPERTS

The consolidated financial statements and financial statement schedule of Lehman Brothers Holdings as of November 30, 1998 and 1997, and for each of the years in the three-year period ended November 30, 1998, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report on the consolidated financial statements. The consolidated financial statements and accountant's report are incorporated by reference in Lehman Brothers Holdings' annual report on Form 10-K for the year ended November 30, 1998, and incorporated by reference in this prospectus supplement. The consolidated financial statements of Lehman Brothers Holdings referred to above are incorporated by reference in this prospectus supplement in reliance upon the report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

                                  $21,830,000
                         LEHMAN BROTHERS HOLDINGS INC.



                          Notes Due February 24, 2007
              Performance Linked to a Basket of Five U.S. Stocks


                             Prospectus Supplement
                              February 18, 2000

                          (Including Prospectus dated
                              February 17, 1998)



                                Lehman Brothers